EXHIBIT 13.2 Financial Highlights



Financial Highlights

(Dollars in thousands except per share amounts)


Year Ended December 31,                                     1995           1994         1993           1992           1991
                                                            ----           ----         ----           ----           ----

Net sales                                               $141,268       $121,470       $100,665        $88,328        $70,845
Cost of products sold                                     96,190         83,128         70,979         61,127         51,045
Income taxes                                               8,323          6,686          4,548          4,219          2,394
Income before cumulative effect of
1993 and 1992 accounting changes                          13,798         10,441          6,929          6,327          3,912
Net income                                                13,798         10,441          7,352          8,127          3,912
Capital expenditures                                      17,213          3,833          8,354          3,395          2,435
Depreciation                                               4,165          3,425          3,180          2,855          2,819
Total assets                                              96,074         82,127         73,542         67,132         57,486
Stockholders' equity                                      76,091         65,910         57,819         52,498         46,939
Working capital                                         $ 38,881       $ 41,612       $ 34,953       $ 35,112       $ 29,665
Number of stockholders of record
    (at year end)                                            540            580            607            650            670
Number of employees (at year end)                          1,211          1,088          1,008            978            806
Average number of common shares
    outstanding used to compute
    per share information (in thousands)
                  - Historical                             1,707          1,707          1,707          1,707          1,707
                  - Restated*                              6,828          6,828          6,828          6,828          6,828


Per share information: - Historical
        Income before cumulative effect of
        1993 and 1992 accounting changes                   $8.08          $6.12          $4.06          $3.71          $2.29
        Net income                                          8.08           6.12           4.31           4.76           2.29
        Dividends                                           2.00           1.525          1.15           1.00            .90
        Stockholders' equity                              $44.58         $38.61         $33.87         $30.75         $27.50
Per share information: - Restated*
        Income before cumulative effect of
        1993 and 1992 accounting changes                   $2.02          $1.53          $1.01           $.93           $.57
        Net income                                          2.02           1.53           1.08           1.19            .57
        Dividends                                            .50            .38125         .2875          .25            .225
        Stockholders' equity                              $11.15          $9.65          $8.47          $7.69          $6.88



* Share and per share amounts have been restated to give effect to a 4-for-1 split of the Company's common stock, effected through a stock dividend, to shareholders of record on May 3, 1996.

Management's Discussion & Analysis of Results of Operations
& Financial Condition.

Overview

The Company's operations consist of two business segments: PEM(R) brand self-clinching fasteners, including fastener insertion machines and Pittman(R) electric dc motors. Self-clinching fasteners, which accounted for approximately 80% of the Company's consolidated sales in 1995 compared to 75% in 1991, are marketed through a worldwide network of distributors. In 1995, sales to the computer/electronics and automotive industries accounted for approximately 90% and 5% of fastener sales, respectively, with the balance distributed among other industries such as recreational equipment, commercial appliances, and gaming machines.

        Electric motors accounted for approximately 20% of the Company's consolidated sales in 1995 compared to 25% in 1991, and are marketed in the United States and Europe through regional sales representatives. The Company primarily designs and manufactures its motors on a custom basis. End users of the Company's motors include manufacturers of computer and electronics equipment, hospital emergency/surgery equipment, and industrial equipment. The Company's motor segment has benefited from a gradual shift to longer lasting "brushless" motors which enjoy higher margins than brush-commutated motors. The Company's brushless motors have an average price of approximately $210 per unit, reflecting more expensive materials and higher labor content, and are used in equipment requiring a high degree of reliability, while brush-commutated motors have an average price of $40 per unit and are typically used in less critical/demanding volume related equipment. The percentage of total motor sales represented by brushless motors was 21.7% in 1995 compared to 8.1% in 1991.

        The Company's consolidated net sales increased from $ 70.8 million in 1991 to $141.3 million in 1995. The number of fastener units increased 105.9% from 896 million in 1991 to 1.8 billion in 1995. Motor unit sales increased 21.9% from 557,000 in 1991 to 680,000 in 1995. This growth in sales is largely the result of the growth of the personal computer and electronics markets.

                                   [GRAPHIC]

In the printed document there is a bar graph illustrating the following:


                                STOCK PERFORMANCE
                                (Annual High/Low)

               1991      1992      1993      1994      1995
               ----      ----      ----      ----      ----
High         $28.875   $39.25    $47.875   $52.5     $100.50
Low          $18.50    $29.00    $36.875   $40.625   $ 42.50


        In 1995, the Company's domestic and foreign customers accounted for 74.9% and 25.1%, respectively, of the Company's sales compared to 77.2% and 22.8% in 1991. The Company's export sales have benefited from the Company's ability to serve large multi-national computer and electronic manufacturers who have moved much of their product fabrication to offshore labor markets. The Company has maintained significant distribution channels and inventories in Europe and the Pacific Rim for more than 25 years and 10 years, respectively. Between 1991 and 1995, the Company's distributors increased their inventories of the Company's fasteners nearly 500% in the European market and over 800% in the Pacific Rim market. In addition, the Company maintains an inventory of more than 100 million fasteners at its Pennsylvania facility. As a result of increasing the availability of its products, the Company has supported growth in its sales and positioned itself to meet the needs of its customers in the North American, European, and Pacific Rim markets.

        The Company has strengthened its program of providing product in those areas that would best serve the electronics and computer manufacturers. As part of increasing the worldwide availability of its

Management's Discussion & Analysis of Results of Operations
& Financial Condition.

products, the Company recently established a subsidiary in Singapore through the acquisition of the assets of the Company's distributor in Singapore. To better meet the Pacific Rim demand for its fasteners, the Company intends to create a master warehouse in Singapore that will serve the same function as the existing Company warehouse in England. The ownership of warehouse facilities in England and Singapore allows the Company to ship product in bulk via ocean freight rather than the more costly air shipments directly to the end user. The Company also plans to establish application engineering capabilities in England and Singapore. While the Company's international pricing is consistent with its domestic pricing, the Company's profits from export sales may be affected to some extent by freight costs, currency fluctuations, duties and local administrative costs. The Company has not experienced any material impact from these factors to date.

        Historically, the Company has been able to sustain its margins and achieve steady improvements in fastener profitability largely as a result of (i) increased customer demand for its products, (ii) focus on cost containment and improved productivity, and (iii) the general ability to provide the right product at the right time and at the right location to support customer applications. The Company's gross margin increased from 28.0% in 1991 to 31.9% in 1995 because of the ability to increase the production and shipment of fasteners without a proportional increase in fixed costs and overhead. As an example, fixed manufacturing costs of fasteners (i.e., depreciation and supervisory expenses) as a percentage of sales declined from 11.6% in 1991 to 7.6% in 1995. In addition, process improvement techniques, including focused work centers and product cells where fasteners are essentially complete when they leave the work center, have led to cost reductions within the manufacturing departments. The Company is not always able to pass raw material price increases along to its customers, but through cost reduction programs and by keeping control of the indirect and fixed costs of operations, the Company increased the operating profit margins of its fastener operations from 7.6% in 1991 to 16.2% in 1995. Price increases on the Company's fastener products since 1991 have averaged 2.0% to 2.5% annually.


                                  [GRAPHIC]

In the printed document there is a bar graph illustrating the following:


                              STOCKHOLDERS' EQUITY
                               Millions of Dollars

                           1991      1992      1993      1994      1995
                           ----      ----      ----      ----      ----
Stockholders' Equity      $46.9      $52.5     $57.8     $65.9     $76.1



                                  [GRAPHIC]

In the printed document there is a bar graph illustrating the following:


                               CORPORATE NET SALES

                                    Before Accounting
                                         Change
                                    -----------------
                           1991      1992      1993      1994      1995
                           ----      ----      ----      ----      ----
Net Sales
  (Millions of Dollars)    $70.8     $88.3    $100.7    $121.5    $141.3


        The motor operation's gross margin increased 41.8% from $5.5 million in 1991 to $ 7.8 million

Management's Discussion & Analysis of Results of Operations
& Financial Condition.


in 1995. Continued emphasis on demand-flow technology has allowed Pittman to move away from batch size manufacturing and reduce work-in-process inventory by approximately 61%. The resulting improved process flow has led to increased gross margins. Several of Pittman's key productivity and cycle time reduction projects have increased some component assembly productivity by as much as 50% and thereby contributed to improved gross margins.

        Currently the Company's fastener operation is working at near full capacity to meet strong demand for the Company's products. Overtime and higher than planned outside supplemental screw machine support have impacted negatively the costs of the Company's fastener operation recently; however, the Company has incurred approximately $20 million in capital expenditures in the last two years to increase machine capacity. The Company's objective is to reduce current overtime levels and delivery lead times of the Company's product and enhance the Company's ability to respond to new growth opportunities. The Company typically experiences a period of six to nine months between the purchase of equipment and its full inclusion into the manufacturing process because of equipment manufacturers' lead times.

        In the past the Company has experienced a surge in order volume during the first two months of the calendar year as distributors build inventory to meet customer demand. In addition, the first quarter of the year is negatively impacted by relatively higher payroll costs which precede the effectiveness of price increases. The Company's profits in the fourth quarter have typically been negatively affected by holiday related labor inefficiencies. Contracts with major customers are generally negotiated on an annual basis and as a result there is no guarantee that the Company's product pricing will support historical profit margins. As a result, the Company targets 5% annual gains in productivity and closely monitors its return on equity. The Company also targets, at a minimum, a 15% return on equity. In 1994 and 1995 the Company achieved a return on equity of 16.9% and 19.4%, respectively.

Results of Operations

        The following tables sets forth for the periods indicated certain information derived from the Company's consolidated statements of income expressed in dollars and as a percentage of total net sales and segment sales. There can be no assurance that the trends in operating results will continue in the future:

Management's Discussion & Analysis of Results of Operations
& Financial Condition.


(Dollars in Thousands)
Year Ended December 31,                                       1995                    1994                     1993
                                                              ----                    ----                     ----
                                                     Amount           %       Amount           %       Amount          %
                                                    -------          ---      ------          ---      ------         ---
NET SALES
  Fasteners                                         $113,323         80.2    $ 96,067         79.1    $ 77,192         76.7
  Motors                                              27,945         19.8      25,403         20.9      23,473         23.3
                                                    --------        -----    --------        -----    --------        -----
    TOTAL                                           $141,268        100.0    $121,470        100.0    $100,665        100.0
                                                    ========        =====    ========        =====    ========        =====

  Domestic                                          $105,831         74.9    $ 93,979         77.4    $ 80,106         79.6
  Foreign                                             35,437         25.1      27,491         22.6      20,559         20.4
                                                    --------         ----    --------        -----    --------        -----
    TOTAL                                           $141,268        100.0    $121,470        100.0    $100,665        100.0
                                                    ========        =====    ========        =====    ========        =====

GROSS MARGIN BY SEGMENT
  Fasteners                                         $ 37,258         32.9%   $ 31,427         32.7%   $ 23,350         30.3%
  Motors                                               7,820         28.0       6,914         27.2       6,336         27.0%

TOTAL COMPANY
  Gross margin                                      $ 45,078         31.9%   $ 38,342         31.6%   $ 29,686         29.5%
  Selling, general & administrative expenses          24,056         17.0      21,842         18.0      18,596         18.5
  Operating profit                                    21,022         14.9      16,500         13.6      11,090         11.0
  Net income                                          13,798          9.8      10,441          8.6       7,352          7.3



YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

        Consolidated net sales for 1995 were $141.3 million, versus $121.5 million in 1994, a 16.3% increase. Sales to customers outside the United States for 1995 were $35.4 million, versus $27.5 million in 1994, a 28.9% increase.

        Net sales of the fastener operation for 1995 were $113.3 million, versus $96.1 million in 1994, a 17.9% increase. The number of fasteners sold increased approximately 17.7% from 1994 to 1995. Shipment of fasteners within North America (including Canada) increased approximately 12.2% from 1994 to 1995, and represented approximately 72.1% of total fasteners shipped in 1995. Shipments of fasteners to Europe and the Asia-Pacific region increased 37.2% and 26.4%, respectively, from 1994 to 1995 and represented approximately 21.9% and 6.0%, respectively, of total fasteners shipped in 1995. The continued strong demand for personal computers as well as other electronic equipment, which accounted for approximately 90.0% of fastener sales in 1994 and 1995, has been the main cause of the increased shipment volume. Average selling prices for fasteners shipped in 1995 increased less than 1% from 1994 to 1995 as a result of selective price increases effective in the second quarter of 1995.

        Motor sales increased 10.0% from the $25.4 million recorded in 1994 to $27.9 million for the year ended December 31, 1995. The number of motors sold increased approximately 1.0% from 1994 to 1995, while the average selling price increased 8.9% due to a shift in product mix towards higher-priced brushless motors and motors with additional features and options. During 1995, brushless motor sales, which carry a higher margin, comprised 21.7% of total motor sales compared to 16.8% in 1994.

Management's Discussion & Analysis of Results of Operations
& Financial Condition.


        Consolidated gross margin for 1995 was $45.1 million, versus $38.3 million for 1994, a 17.8% increase. Fastener gross margin increased 18.6% from 1994 to 1995 as a result of the increased number of units sold without a proportionate increase in cost. As a result of the continuing increase in demand for the Company's fasteners, manufacturing operations were nearly at full capacity, allowing the Company to realize economies of scale with regard to its fixed expenses. In addition, increases in raw material costs were offset by cost reductions within the manufacturing departments.

        Selling, general, and administrative expenses ("SG&A") for 1995 were $24.1 million, versus $21.8 million in 1994, a 10.1% increase. However, as a percentage of sales, SG&A declined from 18.0% in 1994 to 17.0% in 1995. Selling expenses, as a percentage of sales, declined because sales on which the Company does not pay commissions increased in 1995 compared to 1994. The Company's sales to the Common Market and to the Pacific Rim are through subsidiaries and distributors and consequently carry no commission-related expenses. These sales increased approximately 29% in 1995 compared to 1994. In addition, growth in the Company's general and administrative staff was less than the increase in the Company's sales.

        Consolidated net income for 1995 was $13.8 million, versus $10.4 million in 1994, a 32.2% increase. Increased investment income and favorable exchange rates in 1995 contributed $.5 million to other income in 1995. The Company's effective tax rate decreased from 39.0% in 1994 to 37.6% in 1995. This reduction was caused primarily by a Pennsylvania state income tax rate reduction that was retroactive to the beginning of 1995. These factors, combined with the operating efficiencies associated with increased capacity utilization, and the increased sales volume, all contributed to the increase in net income in 1995.

YEAR ENDED DECEMBER 31, 1994 COMPARED TO YEAR ENDED DECEMBER 31, 1993

        Consolidated net sales for 1994 were $121.5 million, versus $100.7 million in 1993, a 20.7% increase. Sales to customers outside the United States were $27.5 million for 1994, versus $20.6 million for 1993, a 33.7% increase.

        Net sales of the fastener operation for 1994 were $96.1 million, versus $77.2 million in 1993, a 24.5% increase. The number of fasteners sold increased approximately 22.3% from 1993 to 1994. Shipments of fasteners within North America (including Canada) increased approximately 17.7% while shipments of fasteners to Europe and the Asia-Pacific region increased 37.5% and 43.5%, respectively, from 1993 to 1994. This volume increase resulted from the continuing demand for telecommunications and data communications equipment and personal computers. The remainder of the fastener revenue increase was due to an effective selling price increase of approximately 3% implemented during the second quarter of 1994.

        Net sales of the motor operation for 1994 were $25.4 million, versus $23.5 million in 1993, an 8.2% increase. The number of motors sold increased approximately 1.4% from 1993 to 1994, while the average selling price increased 6.8% from 1993 to 1994 due to a shift in product mix towards more higher-priced brushless motors and motors with additional features and options. Domestic motor sales increased 12.1% from 1993 to 1994, while foreign sales decreased 17.5% due to a product phase-out by an overseas customer. During 1994, brushless motor sales, which carry a higher margin, comprised 16.8% of total motor net sales compared to 14.3% in 1993.

        Consolidated gross margin for 1994 was $38.3 million, versus $29.7 million for 1993, a 29.3% increase. Fastener gross margin increased 34.6% from 1993 to 1994 as a result of the increased number of units sold without a proportionate increase in costs. As a result of the continuing increase in

Management's Discussion & Analysis of Results of Operations
& Financial Condition.


demand for the Company's fasteners, manufacturing operations were nearly at full capacity, allowing the Company to realize economies of scale with regard to its fixed expenses. In addition, increases in raw material costs were offset by cost reductions within the manufacturing departments.

        SG&A for 1994 were $21.8 million, versus $18.6 million in 1993, a 17.5% increase. However, as a percentage of sales, SG&A declined from 18.5% in 1993 to 18.0% in 1994 as sales volume increases more than offset the labor and benefit increases comprising SG&A. Cost of products sold, as a percentage of sales, also decreased from 70.5% in 1993 to 68.4% in 1994 due to economies of scale resulting from increased production volume, better factory utilization, and continued emphasis on cost containment.

        Consolidated net income for 1994 was $10.4 million, versus $7.4 million in 1993, a 42.0% increase. Adoption of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", resulted in an increase in net income of $.4 million in 1993. Other income totaled $.6 million in 1994, an increase of 62.2% over 1993. This increase was primarily caused by favorable currency exchange rates as well as increased investment income.

Liquidity and Capital Resources

        The Company's liquidity needs are primarily for capital expenditures and working capital. Cash flow from operations continues to be the primary source of financing for the Company's growth. The Company generated cash from operations of $14.7 million in 1995 compared to $12.3 million in 1994 and $9.0 million in 1993. Working capital decreased in 1995 to $38.9 million from $41.6 million in 1994 primarily due to the increase in notes and accounts payable needed to finance capital expenditures and raw material inventory. Working capital increased to $41.6 million in 1994 from $35.0 million in 1993 primarily due to increased receivables resulting from increased sales volume.

        The Company annually invests in capital assets primarily to increase production capacity and efficiency. In 1995, the Company spent a record $17.2 million for capital expenditures in response to the continuing demand for the Company's products. These expenditures included construction of a 43,000 square foot addition to the Company's Danboro facility, which is expected to be completed in the spring of 1996. Capital expenditures in 1994 and 1993 were $3.8 million and $8.4 million, respectively. In addition to the working capital described above, the Company has available unused short-term lines of credit totaling approximately $36.0 million as of December 31, 1995. The Company expects to utilize a portion of these credit lines in 1996 to supplement cash flow from operations to finance capital expenditures of approximately $25 million, including a new 120,000 square foot facility to replace the Company's 58,000 square foot facility in Winston-Salem, North Carolina. The Company's five-year plan includes $100 million in capital expenditures to increase capacity by 25% during this period. The Company expects to use internally generated earnings and external financing to fund these expenditures.

        On a historical basis, stockholders' equity per share at the end of 1995 was $44.58 compared to $38.61 at year-end 1994 and $33.87 at year-end 1993. Stockholders' equity per share amounts as adjusted for a 4-for-1 stock split, effected by a stock dividend, that was authorized by the Board of Directors on April 17, 1996 for stockholders of record on May 3, 1996, were $11.15 at the end of 1995 compared to $9.65 at the end of 1994 and $8.47 at the end of 1993. The Company's total dividends paid increased 31.1% from $2.6 million in 1994 to $3.4 million in 1995 after having increased 32.6% from $2.0 million in 1993 to $2.6 million in 1994. On April 17, 1996, the Company declared a quarterly cash dividend of $.10 per share, on total shares outstanding after the stock dividend, payable on July 9, 1996, to stockholders of record on June 14, 1996.

Selected Quarterly Financial Data

(Unaudited) (In thousands except per share amounts and prices)

                                                             1995 Quarter Ended
                                                            Mar. 31        June 30       Sept. 30       Dec. 31     Total Year
                                                          ---------      ---------       --------      ----------   ------------
Net sales.............................................      $35,299        $36,898        $34,080        $34,991       $141,268
Gross profit..........................................       10,669         11,753         10,403         12,253         45,078
Net income............................................        3,023          3,457          3,384          3,934         13,798
Net income per share-historical/restated*.............     1.77/.44       2.03/.51       1.98/.50       2.30/.57      8.08/2.02
Dividends declared per share-historical/restated*.....     .275/.07       .275/.07       .275/.07      1.175/.29+      2.00/.50
                                                          ---------      ---------       --------      ----------     ----------
Market prices per share:
   High...............................................           59             75 1/2        100 1/2         97            100 1/2
   Low................................................           42 1/2         54             73 1/2         77             42 1/2


+ Includes a regular dividend of $.275 per share and an extra dividend of $.90 per share ($0.07 per share and $.22 per share on a restated basis).

                                                             1994 Quarter Ended
                                                            Mar. 31        June 30       Sept. 30       Dec. 31     Total Year
                                                          ---------      ---------       --------      ----------   ------------
Net sales.............................................      $28,408        $31,021        $30,836        $31,205       $121,470
Gross profit..........................................        8,013          9,555         10,060         10,714         38,342
Net income............................................        1,637          2,509          2,828          3,467         10,441
Net income per share-historical/restated*.............      .96/.24       1.47/.37       1.60/.41       2.03/.51      6.12/1.53
Dividends declared per share-historical/restated*.....     .25/.063       .25/.063       .25/.063      .775/.194+    1.525/.381
                                                          ---------      ---------       --------      ----------     ----------
Market prices per share:
   High...............................................           52 1/2         52 1/8         47             43             52 1/2
   Low................................................           47             47 1/8         42 1/2         40 5/8         40 5/8


+ Includes a regular dividend of $.275 per share and an extra dividend of $.50 per share ($.07 per share and $.125 per share on a restated basis). The regular dividend was increased from $.25 to $.275 in the fourth quarter of 1994 (increased from $.063 to $.07 on a restated basis).


* Per share data has been restated to give effect to a 4-for-1 stock split, effected by a stock dividend, to shareholders of record May 3, 1996

The common stock of Penn Engineering & Manufacturing Corp. is traded on the American Stock Exchange. Symbol: PNN. As of January 31, 1996 the number of stockholders of record was approximately 540.

Lines of Business

The manufacture and sale of fastener products and dc motors are the Company's only lines of business. Certain information on percent of sales and percent of operating profits attributable to these lines of business for the last three years is as follows:

Year Ended December 31,                               1995      1994      1993
                                                      ----      ----      ----
Sales
   Fastener products................................   80%       79%       77%
   Electric motors..................................   20        21        23

Operating Profit
   Fastener products................................   87        86        84
   Electric motors..................................   13        14        16

See Note 10 to consolidated financial statements.

Consolidated Balance Sheets

At December 31, 1995 and 1994

(Dollars in thousands)


ASSETS                                                                            1995      1994
                                                                                  ----      ----
CURRENT ASSETS:
        Cash and cash equivalents                                               $ 1,459   $ 6,106
        Short-term investments                                                    5,988     5,303
        Accounts receivable (less allowance for doubtful accounts-
                1995, $900; 1994, $800)                                          20,845    20,059
        Inventories                                                              20,275    17,637
        Deferred income taxes                                                       959       897
        Other current assets                                                      2,557     1,107
                                                                                -------   -------
                Total current assets                                             52,083    51,109
                                                                                -------   -------

PROPERTY-At cost:
        Land and improvements                                                     3,699     2,247
        Buildings and improvements                                               15,843    14,089
        Machinery and equipment                                                  57,295    43,416
                                                                                -------   -------
                Total                                                            76,837    59,752
        Less accumulated depreciation                                            34,896    30,832
                                                                                -------   -------
                Total property-net                                               41,941    28,920
                                                                                -------   -------
OTHER ASSETS                                                                      2,050     2,098
                                                                                -------   -------
                TOTAL                                                           $96,074   $82,127
                                                                                =======   =======

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:

        Accounts payable                                                        $ 4,303   $ 2,750
        Notes payable                                                             1,500
        Accrued expenses:
                Pension and profit sharing                                        3,984     2,736
                Income taxes                                                        468       813
                Payroll and commissions                                           2,426     2,654
                Other                                                               521       544
                                                                                -------    ------
                Total current liabilities                                        13,202     9,497
                                                                                -------    ------
ACCRUED PENSION COST                                                              4,715     5,370
                                                                                -------    ------
DEFERRED INCOME TAXES                                                             2,066     1,350
                                                                                -------    ------
STOCKHOLDERS' EQUITY (See Note 11):
        Common stock - authorized 3,000,000 shares of $1.00 par value each;
                issued 1,772,025 shares                                           1,772     1,772
        Additional paid-in capital                                                  932       932
        Retained earnings                                                        74,905    64,521
        Unrealized (loss) on investments (net of tax)                               (60)     (140)
        Cumulative foreign currency translation adjustment                         (506)     (223)
                                                                                -------    ------
                Total                                                            77,043    66,862
                                                                                -------    ------
        Less cost of treasury stock-64,943  shares                                  952       952
                                                                                -------    ------
                Total stockholders' equity                                       76,091    65,910
                                                                                -------    ------
                TOTAL                                                           $96,074   $82,127
                                                                                =======   =======

 See the accompanying notes to the consolidated financial statements.

Statements of Consolidated Income & Retained Earnings


For the years ended December 31, 1995, 1994, and 1993


(Dollars in thousands except share and per share amounts)                     1995        1994          1993
                                                                              ----        ----          ----

NET SALES                                                                 $  141,268   $  121,470   $  100,665
OTHER INCOME - Net                                                             1,099          627          387
                                                                          ----------   ----------   ----------
                Total                                                        142,367      122,097      101,052
                                                                          ----------   ----------   ----------
COSTS AND EXPENSES:
        Cost of products sold                                                 96,190       83,128       70,979
        Selling expenses                                                      14,867       13,634       10,885
        General and administrative expenses                                    9,189        8,208        7,711
                                                                          ----------   ----------   ----------
                Total                                                        120,246      104,970       89,575
                                                                          ----------   ----------   ----------
INCOME BEFORE INCOME TAXES AND CUMULATIVE
        EFFECT OF 1993 ACCOUNTING CHANGE                                      22,121       17,127       11,477
PROVISION FOR INCOME TAXES                                                     8,323        6,686        4,548
                                                                          ----------   ----------   ----------
INCOME BEFORE CUMULATIVE EFFECT OF 1993
        ACCOUNTING CHANGE                                                     13,798       10,441        6,929
CUMULATIVE EFFECT OF 1993
        ACCOUNTING CHANGE                                                                                  423
                                                                          ----------   ----------   ----------
NET INCOME                                                                    13,798       10,441        7,352
RETAINED EARNINGS AT
        BEGINNING OF YEAR                                                     64,521       56,683       51,294
DIVIDENDS ON COMMON STOCK
        (Historical per share - 1995, $2.00; 1994, $1.525; 1993, $1.15)
        (Restated per share - 1995, $.50; 1994, $.38125; 1993, $.2875)        (3,414)      (2,603)      (1,963)
                                                                          ----------   ----------   ----------
RETAINED EARNINGS AT
        END OF YEAR                                                       $   74,905   $   64,521   $   56,683
                                                                          ==========   ==========   ==========
INCOME PER SHARE - Historical
        Weighted average number
                of shares of common stock
                outstanding during the year                                1,707,082    1,707,082    1,707,082
                        Income before cumulative effect of 1993
                        accounting change                                 $     8.08   $     6.12   $     4.06
                        Cumulative effect of 1993 accounting change                                        .25
                                                                          ----------   ----------   ----------
                        Net income                                        $     8.08   $     6.12   $     4.31
                                                                          ==========   ==========   ==========
INCOME PER SHARE - Restated (See Note 11)
        Weighted average number
                of shares of common stock
                outstanding during the year                                6,828,328    6,828,328    6,828,328
                        Income before cumulative effect of 1993
                        accounting change                                 $     2.02   $     1.53   $     1.01
                        Cumulative effect of 1993 accounting change                                        .07
                                                                          ----------   ----------   ----------
                        Net income                                        $     2.02   $     1.53   $     1.08
                                                                          ==========   ==========   ==========

See the accompanying notes to the consolidated financial statements


Statements of Consolidated Cash Flows


For the years ended December 31, 1995, 1994, and 1993

                                                                    1995       1994         1993
                                                                  --------   ----------   --------
(Dollars in thousands)

Cash Flows from Operating Activities:
  Net income                                                     $ 13,798    $ 10,441    $  7,352
  Adjustments to reconcile net income to net
    cash provided by operating activities:
       Depreciation                                                 4,165       3,425       3,180
       Loss (gain) on disposal of property                             17          (2)          5
       Loss (gain) on disposal of investments                         (41)         34          (6)
       Reserve for impairment on short-term investments                                      (100)
  Changes in assets and liabilities:
       (Increase) in receivables                                     (786)     (4,718)       (792)
       (Increase) decrease in inventories                          (2,638)      3,496      (1,150)
       (Increase) decrease in other current assets                 (1,450)       (523)        646
       (Increase) decrease in deferred income taxes-current           (62)          1         (31)
       (Increase) in other assets                                    (560)     (1,490)
       Increase (decrease) in accounts payable                      1,553         385      (1,119)
       Increase in accrued expenses                                   652         852         701
       Increase (decrease) in accrued pension costs                  (655)        201         896
       Increase (decrease) in deferred income taxes-noncurrent        716         208        (541)
                                                                  --------   ----------   --------
       Net cash provided by operating activities                   14,709      12,310       9,041
                                                                  --------   ----------   --------

Cash Flows from Investing Activities:
  Property additions                                              (17,213)      (3,833)    (8,354)
  Additions to available-for-sale and
    held-to-maturity investments                                  (28,343)     (13,266)
  Additions to investments                                                                 (1,400)
  Proceeds from disposal of available-for-sale and
    held-to-maturity investments                                   28,440       12,079
  Proceeds from disposal of investments                                                       714
  Proceeds from disposal of property                                    3           13          6
                                                                  --------   ----------   --------
       Net cash used in investing activities                      (17,113)      (5,007)    (9,034)
                                                                  --------   ----------   --------
Cash Flows from Financing Activities:
  Net short-term borrowings (repayments)                            1,500       (1,152)     1,152
  Dividends paid                                                   (3,414)      (2,603)    (1,963)
                                                                  --------   ----------   --------
       Net cash used in financing activities                       (1,914)      (3,755)      (811)
                                                                  --------   ----------   --------
  Effect of exchange rate changes on cash                            (329)         358        (58)
                                                                  --------   ----------   --------
  Net increase (decrease) in cash and cash equivalents             (4,647)       3,906       (862)
  Cash and cash equivalents at beginning of year                    6,106        2,200      3,062
                                                                  --------   ----------   --------
  Cash and cash equivalents at end of year                       $  1,459     $  6,106   $  2,200
                                                                  ========   ==========   ========
Supplemental Cash Flow Data:
  Cash paid during the year for:
    Income taxes                                                 $  8,062     $  6,008   $  5,230
    Interest                                                           10           66        181

See the accompanying notes to the consolidated financial statements

Notes to Consolidated Financial Statements

For the years ended December 31, 1995, 1994, and 1993

Note 1: Significant Accounting Policies

a.  PRINCIPLES OF CONSOLIDATION

The consolidated financial statements of the Company include the accounts of Penn Engineering & Manufacturing Corp. and its wholly owned subsidiaries, PEM International Ltd., PEM Investment, Inc., and PEM Management, Inc. All significant intercompany transactions and balances are eliminated in consolidation.

b. INVESTMENTS

The Company adopted as of January 1, 1994, the accounting and disclosure requirements of the Statement of Financial Accounting Standards No. 115 (SFAS No. 115), "Accounting for Certain Investments in Debt and Equity Securities" (Note 2). For years prior to 1994, the Company accounted for investments under the provisions of SFAS No. 12. Investments are classified as short-term if the maturities at December 31 are less than one year.

c. INVENTORIES

The Company's domestic fastener inventories, are priced on the last-in, first-out (LIFO) method, at the lower of cost or market. Other inventories, representing approximately 70% and 72% of total inventories at December 31, 1995 and 1994, respectively, are priced on the first-in, first-out (FIFO) method, at the lower of cost or market.

d. PROPERTY

Depreciation is calculated under the straight-line method over the estimated useful lives of the respective assets, generally 3-5 years for tooling and computer equipment, 10 years for furniture, fixtures and machinery, and 25-40 years for buildings. Maintenance and repairs are charged to income and major renewals and betterments are capitalized. At the time properties are retired or sold, the cost and related accumulated depreciation are eliminated and any gain or loss is included in income.

e. INCOME TAXES

The Company adopted as of January 1, 1993, the accounting and disclosure requirements of the Statement of Financial Accounting Standards No. 109 (SFAS No. 109), "Accounting for Income Taxes". Under SFAS No. 109 the deferred tax provision is determined using the liability method. Under this method, deferred tax assets and liabilities are recognized based on differences between financial statement and tax bases of assets and liabilities using presently enacted tax rates.

f. STATEMENT OF CONSOLIDATED CASH FLOWS

For purposes of reporting cash flows, cash and cash equivalents include cash on deposit, cash in excess of daily requirements which is invested in overnight repurchase agreements and other interest bearing accounts withdrawable on a daily basis.

g. RESEARCH AND DEVELOPMENT COSTS

The Company expenses all research and development costs as incurred.

h. FOREIGN CURRENCY TRANSACTIONS

The effect of translating the financial statements of PEM International Ltd. is recorded as a separate component of Stockholders' Equity in the consolidated financial statements. All assets and liabilities are translated at the year-end exchange rate while all income and expense accounts are translated at the weighted average rate for the year.

Gains and losses resulting from transactions of the Company and its subsidiary which are made in currency different than their own are included in other income as they occur. Total foreign currency transaction gains (losses) of $174,000, $109,000, and ($104,000) were recorded in 1995, 1994, and 1993, respectively.

Forward foreign currency exchange contracts are purchased to insulate revenue streams from the impact of foreign currency exchange rate fluctuations. The effect of this practice is to minimize variability in the Company's operating results arising from foreign exchange rate movements. Gains and losses on forward exchange contracts are recognized currently in income. These contracts have maturities that do not exceed one year and require the Company to exchange foreign currency for U.S. dollars at maturity. The Company had foreign exchange contracts of $9.4 million outstanding at both December 31, 1995 and 1994, which approximated their fair market value. The fair value of these foreign exchange contracts is the amount the Company would receive or pay to terminate the contracts using quoted market rates.

Notes to Consolidated Financial Statements

For the years ended December 31, 1995, 1994, and 1993

Note 1: Significant Accounting Policies (continued)

i.  USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j.  RECLASSIFICATIONS

Certain reclassifications have been made to prior year amounts and balances to conform with the 1995 presentation.

Note 2: Investments

In May 1993, the Financial Accounting Standards Board (FASB) issued
Statement of Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities" (SFAS No. 115). As discussed in Note 1 (b), the Company elected to adopt SFAS No. 115 effective January 1, 1994. The cumulative and current year effect of the accounting change is not considered to be significant. SFAS No. 115 requires the Company to account for debt and equity securities as follows:

Trading - The Company holds no investments that were designated as trading securities.

Held-to-Maturity - Securities that management has the positive intent and ability to hold until maturity. These investments are carried at their remaining unpaid principal balance net of any unamortized premiums or discounts. The following is a summary of the net unpaid principal value of held to maturity securities at December 31, 1995 and 1994.

(Dollars in thousands)                                                   1995     1994
                                                                         ----     ----
U.S. Treasury securities and securities of U.S. Government agencies:
        Short-Term Investments.................................        $4,466   $2,712
        Long-Term Investments .................................             0      608
                                                                       -------  ------
                TOTAL .........................................        $4,466   $3,320
                                                                       =======  =======


Available-for-Sale - Securities that will be held for indefinite periods of time. These investments are carried at market value which is determined using published quotes as of the close of business on December 31, 1995. Unrealized gains and losses are excluded from earnings and are reported net of tax as a separate component of equity until realized. Unrealized losses were $60,000, net of taxes of $39,000, at December 31, 1995 and were $140,000, net of taxes of $93,000, at December 31, 1994. The following is a summary of the estimated fair value of the short-term available-for-sale securities at December 31, 1995 and 1994:

(Dollars in thousands)                         1995      1994
                                             -------   --------
Mutual Common Stock Funds ...............    $  571     $1,075
U.S. Government Security Income Fund.....       759        939
State and Municipal Bond Funds...........       192        577
                                             -------   --------
                TOTAL....................    $1,522     $2,591
                                             =======    =======

Note 3: Inventories

At December 31, 1995 and 1994 inventories comprised:

(Dollars in thousands)       1995      1994
                           -------   -------
Raw material .........     $ 4,570   $ 3,585
Tooling ..............       3,610     2,741
Work-in-process ......       6,512     5,099
Finished goods .......       5,583     6,212
                           -------   -------
        TOTAL ........     $20,275   $17,637
                           =======   =======

Notes to Consolidated Financial Statements

For the years ended December 31, 1995, 1994, and 1993

Note 3: Inventories (continued)

If the FIFO method of inventory valuation had been used for all inventories by the Company, inventories at December 31, 1995, 1994, and 1993 would have been $8,028,000, $7,642,000, and $7,516,000 higher and net income would have been $240,000, $77,000, and $487,000 higher than reported for 1995, 1994, and 1993, respectively.

A reduction in inventory quantities for the year ended December 31, 1994 resulted in the liquidation of LIFO inventory quantities carried at lower manufacturing costs prevailing in prior years as compared with current year manufacturing costs. The effect of such a reduction was to increase 1994 net income by approximately $832,000.

Included in other assets is long-term tooling inventory totaling $2,050,000 and $1,490,000 at December 31, 1995 and 1994, respectively.

Note 4: Lines of Credit

At December 31, 1995, the Company had available unused short term lines of credit totaling approximately $36,000,000. Borrowings under these lines totaled $1,500,000 at December 31, 1995, at an effective interest rate of 6.71%. No amounts were outstanding under these lines at December 31, 1994.

Note 5: Pension and Profit Sharing Plans

The Company has a defined benefit pension plan covering substantially all employees in the United States. The benefits are based on years of service and the employee's earned compensation during any period of the highest 60 consecutive months occurring during the last ten years of employment. The Company's policy is to fund at least the minimum pension payment required for federal income tax qualification purposes. Plan provisions and funding meet the requirements of the Employee Retirement Income Security Act of 1974.

The Company records pension costs in accordance with Statement of Financial Accounting Standards No. 87. The total pension expense for 1995, 1994 and 1993 was $ 1,767,000, $1,860,000, and $1,851,000, respectively. The following table sets forth the plans' funded status and amounts recognized in the Company's consolidated financial statements for the years ended December 31, 1995 and 1994:


(Dollars in thousands)                                               1995       1994
                                                                     ----       ----

Actuarial present value of benefit obligations:
Vested employees ...............................................   $ 13,301    $  9,897
Non-vested employees ...........................................        365         170
                                                                   --------    --------
Total ..........................................................   $ 13,666    $ 10,067
                                                                   ========    ========
Projected plan benefit obligation for services rendered to date    $ 24,807    $ 17,313
Plan assets at fair value (primarily listed stocks, bonds and
        cash equivalents) ......................................    (17,230)    (12,452)
                                                                   --------    --------
Excess of projected benefit obligation over plan assets ........      7,577       4,861
Unrecognized net (gain) loss from past experience different from
        that assumed and effects of changes in assumptions .....     (2,494)        762
Unrecognized net asset at January 1, 1987 being
        recognized over 15 years ...............................        380         443
                                                                   --------    --------
Total accrued pension cost .....................................   $  5,463    $  6,066
                                                                   ========    ========
        Current pension cost payable ...........................   $    748    $    696
        Accrued pension cost - noncurrent ......................   $  4,715    $  5,370


Notes to Consolidated Financial Statements

For the years ended December 31, 1995, 1994, and 1993

Note 5: Pension and Profit Sharing Plans (continued)

Net pension cost for 1995, 1994, and 1993 included the following components:


(Dollars in thousands)                                  1995    1994    1993
                                                        ----    ----    ----

Service cost-benefits earned during the period......   $1,426   $1,586   $1,486
Interest cost on projected benefit obligation.......    1,435    1,339    1,263
Actual return on plan assets .......................   (3,261)     355     (877)
Net amortization and deferral ......................    2,132   (1,450)     (54)
                                                       ------   -------  ------
Net periodic pension cost ..........................   $1,732   $1,830   $1,818
                                                       ======   ======   ======

The assumed discount rate, rate of increase in long-term compensation levels, and expected long-term rate of return on assets were 7% (8% in 1994 and 7% in 1993), 6%, and 8%, respectively. The decrease in the discount rate from 8% in 1994 to 7% in 1995 caused an increase in the projected benefit obligation of approximately $4,630,000. The increase in the discount rate from 7% in 1993 to 8% in 1994 caused a decrease in the projected benefit obligation of approximately $3,884,000.

The Company has profit sharing plans covering all eligible employees in the United States. Contributions and costs are determined as the lesser of 25% of income before income taxes and profit sharing cost or 10% of each covered employee's salary, and totaled $3,225,000 in 1995, $3,043,000 in 1994, and $2,514,000 in 1993.

Note 6: Income Taxes

As discussed in Note 1 (e), effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS No. 109). The adoption of SFAS No. 109 resulted in an increase in net income of $423,000, or $.25 per share, reflecting the cumulative effect of the change for periods prior to January 1, 1993. The effect of the change on 1993 income before cumulative effect of accounting change is not considered to be significant.

The income tax (benefit) provision consists of the following:

(Dollars in thousands)
                                                     1995      1994      1993
                                                     ----      ----      ----

Current:
        Federal .................................   $ 6,837   $ 5,234   $ 3,826
        State ...................................       863     1,303       870
                                                    -------   -------   -------
                Total current tax provision .....     7,700     6,537     4,696
                                                    -------   -------   -------
Deferred:
        Federal .................................       553       133      (131)
        State ...................................        70        16       (17)
                                                    -------   -------   -------
                Total deferred tax (benefit) ....       623       149      (148)
                                                    -------   -------   -------
Total income tax provision ......................   $ 8,323   $ 6,686   $ 4,548
                                                    =======   =======   =======

Notes to Consolidated Financial Statements

For the years ended December 31, 1995, 1994, and 1993

Note 6: Income Taxes (continued)

The significant components of the Company's net deferred tax assets and liabilities are summarized as follows:(in thousands):

                                                              1995         1994
                                                              ----         ----
Deferred tax assets:
        Pension ......................................       $1,854       $2,152
        Allowance for doubtful accounts ..............          346          312
        Inventory ....................................          343          312
        Other ........................................          290          278
                                                             ------       ------
                Total deferred tax asset .............        2,833        3,054
                                                             ------       ------
Deferred tax liabilities:
        Property .....................................        3,847        3,437
        Other ........................................           93           70
                                                             ------       ------
                Total deferred tax liability .........        3,940        3,507
                                                             ------       ------
Net deferred tax liability ...........................       $1,107       $  453
                                                             ======       ======


A reconciliation between the provision for income taxes, computed by applying the statutory federal income tax rate to income before taxes, and the actual provision for income taxes on such income is as follows:

(Dollars in thousands)                             1995       1994       1993
                                                   ----       ----       ----

Federal income tax provision at statutory rate   $ 7,742    $ 5,958    $ 3,902
State income taxes, after deducting federal
        income tax benefit ...................       606        860        574
Interest and dividend income excluded from
        taxable income .......................       (23)       (24)       (34)
Other ........................................        (2)       108        106
                                                 -------    -------    -------
Actual provision for income taxes ............   $ 8,323    $ 6,686    $ 4,548
                                                 =======    =======    =======


Note 7: Certain Transactions

The Company sold fasteners at standard authorized distributor prices to a corporation, an officer and director of which is also a director of the Company, in the amounts of $7,932,000, $7,061,000, and $3,964,000 and made purchases from this party in the amounts of $320,000, $356,000, and $323,000 in 1995, 1994, and
1993, respectively. At December 31, 1995 and 1994, the Company had trade receivable balances due from this party in the amounts of $778,000 and $821,000, respectively.

Note 8: Commitments

The Company has operating leases covering certain automobiles and office equipment. Rental and operating lease expenses charged against earnings were $429,000, $374,000 and $416,000 in 1995, 1994, and 1993, respectively.

Note 9: Contingencies

The Company is exposed to asserted and unasserted potential claims encountered in the normal course of business. Based on the advice of legal counsel, management believes that the final resolution of these matters will not materially affect the Company's consolidated financial position or results of operations.

Notes to Consolidated Financial Statements

For the years ended December 31, 1995, 1994, and 1993

Note 10: Financial Reporting For Segments of the Company

Information about the operations of the Company in different industry segments for 1995, 1994, and 1993 follows:

(Dollars in thousands)

Year Ended December 31, 1995               Fasteners    Motors  Consolidated
                                           ---------   -------- ------------

Net sales ...............................   $113,323   $ 27,945   $141,268
                                            --------   --------   --------
Operating profit ........................   $ 18,353   $  2,669   $ 21,022
Other income ............................                            1,099
                                                                  --------
Income before income taxes ..............                         $ 22,121
                                                                  ========
Identifiable assets .....................   $ 74,328   $ 13,654   $ 87,982
Corporate assets ........................                            8,092
                                                                  --------
Total assets at December 31, 1995 .......                         $ 96,074
                                                                  ========
Depreciation ............................   $  3,686   $    479   $  4,165
Capital expenditures ....................   $ 16,464   $    749   $ 17,213


(Dollars in thousands)
Year Ended December 31, 1994               Fasteners    Motors  Consolidated
                                           ---------   -------- ------------

Net sales ...............................   $ 96,067   $ 25,403   $121,470
                                            --------   --------   --------
Operating profit ........................   $ 14,152   $  2,348   $ 16,500
Other income ............................                              627
                                                                  --------
Income before income taxes ..............                         $ 17,127
                                                                  ========
Identifiable assets .....................   $ 61,490   $ 12,684   $ 74,174
Corporate assets ........................                            7,953
                                                                  --------
Total assets at December 31, 1994 .......                         $ 82,127
                                                                  ========
Depreciation ............................   $  2,932   $    493   $  3,425
Capital expenditures ....................   $  3,307   $    526   $  3,833



(Dollars in thousands)
Year Ended December 31, 1993               Fasteners    Motors   Consolidated
                                           ---------   -------- ------------

Net sales ...............................   $ 77,192   $ 23,473   $100,665
                                            --------   --------   --------
Operating profit ........................   $  9,346   $  1,744   $ 11,090
Other income ............................                              387
                                                                  --------
Income before income taxes and cumulative
effect of accounting change .............                         $ 11,477
                                                                  ========
Identifiable assets .....................   $ 54,215   $ 12,393   $ 66,608
Corporate assets ........................                            6,934
                                                                  --------
Total assets at December 31, 1993 .......                         $ 73,542
                                                                  ========
Depreciation ............................   $  2,686   $    494   $  3,180
Capital expenditures ....................   $  7,815   $    539   $  8,354

Notes to Consolidated Financial Statements

For the years ended December 31, 1995, 1994, and 1993

Note 10: Financial Reporting For Segments of the Company (continued)

The Company operates in two industries, fastener products and electric motors. Operating profit is net sales less costs and expenses. Identifiable assets by industry are those assets that are used in the Company's operations in each industry. Sales of fasteners to one customer (an authorized distributor of the Company) totaled approximately $20,854,000, $16,554,000, and $14,322,00 for the years ended December 31, 1995, 1994, and 1993, respectively (approximately 15% of consolidated net sales in 1995 and 14% of consolidated net sales in 1994 and
1993).

Sales of PEM International Ltd., totaled approximately $22,852,000, $17,374,000, and $12,007,000 for the years ended December 31, 1995, 1994, and 1993, respectively (approximately 16%, 14%, and 12% of consolidated net sales in 1995, 1994, and 1993, respectively). Sales from the parent Company to PEM International Ltd. result in profit margins which are representative of those obtained from sales to unaffiliated distributors. PEM International Ltd.'s income (loss) before taxes totaled $605,000, ($17,000), and $354,000 for the years ended December 31, 1995, 1994, and 1993, respectively. PEM International Ltd.'s assets represented approximately 12%, and 13% of consolidated total assets as of December 31, 1995, and 1994, respectively. Export sales, other than to PEM International Ltd., totaled approximately $12,585,000, $10,118,000, and $8,552,000 for the years ended December 31, 1995, 1994, and 1993, respectively, (approximately 9% of consolidated net sales in 1995 and 8% of consolidated net sales in 1994 and 1993).

Note 11: Subsequent Event

On April 17, 1996, the Board of Directors authorized a reclassification of the Company's existing common stock whereby each share of existing $1.00 par value voting common stock was exchanged for one share of new $.01 par value Class A voting common stock (the "Stock Reclassification"). Immediately after the Stock Reclassification, the Board authorized a 4-for-1 stock split, effected in the form of a stock dividend, payable in shares of $.01 par value non-voting common stock to shareholders of record on May 3, 1996 (the "Stock Dividend"). On the contemplated issuance date, May 23, 1996, stockholders' equity as of December 31, 1995 and 1994, restated to give effect to the Stock Reclassification and Stock Dividend, is as follows:

STOCKHOLDERS' EQUITY - RESTATED:                                              1995      1994
                                                                              ----      ----

Common stock class A - authorized 3,000,000 shares of $.01 par value each;
        issued 1,772,025 shares ..........................................   $    18   $    18
Common stock - authorized 20,000,000 shares of $.01 value each;
        issued 5,316,075 shares ..........................................        53        53
Additional paid-in capital ...............................................     2,686     2,686
Retained earnings ........................................................    74,852    64,468
Unrealized (loss) on investments (net of tax) ............................       (60)     (140)
Cumulative foreign currency translation adjustment .......................      (506)     (223)
                                                                              ------    ------
        Total ............................................................    77,043    66,862
                                                                              ------    ------
Less cost of treasury stock-259,772 shares ...............................       952       952
                                                                              ------    ------
        Total stockholders' equity .......................................    76,091    65,910
                                                                              ------    ------
        TOTAL ............................................................   $96,074   $82,127
                                                                              ======    ======


Accordingly, all references in the financial statements to average numbers of shares outstanding and per share amounts have been stated at their historical amounts as well as restated to reflect the Stock Reclassification and the Stock Dividend.

To the Stockholders and Board of Directors of Penn Engineering & Manufacturing Corp.


We have audited the accompanying consolidated balance sheets of Penn Engineering & Manufacturing Corp. and subsidiaries (the "Company") as of December 31, 1995 and 1994 and the related statements of consolidated income and retained earnings and of consolidated cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 6 to the consolidated financial statements, the Company changed its method of accounting for income taxes effective January 1, 1993 to conform with Statement of Financial Accounting Standards No. 109.




Deloitte & Touche LLP
Philadelphia, Pennsylvania

February 6, 1996
(April 17, 1996 as to Note 11)



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